Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 11, 2020 (except for the effects of the reverse stock split discussed in Note 1, as to which the date is December 18, 2020), with respect to the financial statements of Histogen Inc. (formerly Conatus Pharmaceuticals Inc.) included in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-251491) and related Prospectus of Histogen Inc. for the registration of its common stock and common warrants to purchase common stock.

/s/ Ernst & Young LLP

San Diego, California

December 30, 2020